

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 4, 2008

Ms. April Hashimoto
Chief Financial Officer
Pacific Rim Mining Corp.
Suite 410 – 625 Howe Street
Vancouver, B.C. CANADA V6C 2T6

      Re: Pacific Rim Mining Corp.
             Form 40-F for Fiscal Year Ended April 30, 2007
             Filed July 30, 2007

Dear Ms. Hashimoto:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

               Sincerely,

               Chris White
               Branch Chief